February 15, 2005

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Competitive Technologies, Inc.—Post Effective Amendment No. 1 on Form S-3 to Registration Statement on Form S-1, Registration No. 333-113751

Ladies and Gentlemen:

        The above referenced Post Effective Amendment No. 1 on Form S-3 is being filed with the Commission on February 15, 2005.

        Please contact the undersigned concerning this Post Effective Amendment No. 1 on Form S-3. My direct dial number is 312-781-8632.

Very truly yours,
SEYFARTH SHAW LLP
/s/ Marc J. Mangoubi